Exhibit 99.46

MAVERIX METALS COMMENTS ON RECENT GOLD DISCOVERIES

MADE BY RNC MINERALS AT THE BETA HUNT MINE

September 19, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to comment on recent announcements made by RNC Minerals (“RNC”) regarding the significant gold discoveries RNC has made at the Beta Hunt mine in the prolific Kambalda mining district in Australia.

Maverix owns a 6.0% gross revenue royalty and a 1.5% net smelter return royalty on all gold produced from the Beta Hunt mine.

On September 9, 2018, RNC announced the discovery of the “Fathers Day Vein”, a new high-grade discovery area at the Beta Hunt mine. Approximately 9,250 ounces of high-grade gold was produced from a 44 m3 cut (130 tonnes) on the 15 level at the Beta Hunt Mine (equal to over 70 ounces/tonne or 2,200 grams/tonne). The high-grade coarse gold was hand-picked and direct shipped from the mine site to the Perth Mint for processing.

On September 16, 2018, RNC announced the recovery of two specimen quality stones with the first weighing 43 kilograms containing an estimated 1,100 ounces of gold and the second stone weighing 7 kilograms containing an estimated 190 ounces of gold. RNC also announced that the strike length of the high-grade coarse gold structure had doubled. RNC expects to provide an updated estimate of the total ounces recovered from the Fathers Day Vein once all processing by the Perth Mint on shipments sent to date has been completed and initial recovery estimates on recent shipments of coarse gold and specimen stones are received.

RNC is the first owner of the Beta Hunt mine to focus on exploring the Lunnon Basalt in the search for gold. The resource potential is underpinned by multiple shear zones over a two kilometre strike length.

Dan O’Flaherty, CEO of Maverix, commented, “We would like to congratulate the team at RNC and Beta Hunt on this remarkable discovery and we look forward to hearing more about their progress as they continue mining and exploring this new vein system. We are excited to be able to participate in the success of this world-class discovery.”

For further information, see RNC news releases dated September 9, 2018, and September 16, 2018.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                      info@maverixmetals.com

Website:           www.maverixmetals.com

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